Exhibit 12.1
AMBAC FINANCIAL GROUP, INC.
RATIOS OF EARNINGS TO FIXED CHARGES

	Successor				Predecessor
			Period from May 1		Period from Jan 1
	Year Ended		through		through		Year Ended December 31,
(in Thousands, except ratios)	December 31 2014		December 31 2013		April 30 2013		2012	2011	2010
Earnings:
Pre-tax income (loss) from continuing operations	$493,253		$512,316		$3,348,033		$(256,505)	$(1,882,949)	$(753,001)
Fixed Charges	127,754		84,736		30,342		107,724	122,324	167,809
Earnings	$621,007		$597,052		$3,378,375		$(148,781)	$(1,760,625)	$(585,192)

Fixed charges:
Interest expense	$125,891		$83,595		$29,718		$105,973	$119,997	$164,485
Portion of rental expense deemed to be interest	1,863		1,141		624		1,751	2,327	3,324
Fixed charges	$127,754		$84,736		$30,342		$107,724	$122,324	$167,809

Ratio of earnings to fixed charges	4.9	x	7.0	x	111.3	x	*	*	*

*	Earning for the years ended December 31, 2012, 2011 and 2010 were inadequate to cover fixed charges by $256,505, $1,882,949 and $753,001, respectively.